News release via CNW Telbec, Montreal 514-878-2520

Attention Business Editors:

Neptune Technologies & Bioressources Inc. Appoints Former Danone Canada

CEO Thierry Houillion to Board of Directors

LAVAL, QC, Sept. 26 /CNW/ - Neptune Technologies & Bioressources Inc., (TSX.V: NTB), "Neptune" is pleased to announce it has appointed Mr. Thierry Houillion to the Board of Directors. This brings the number of Directors on Neptune's Board to six with five independent members. Neptune believes Mr. Houillion will complement and diversify the composition of the Board. "Mr. Houillion's knowledge, experience and vision will timely contribute to Neptune's penetration of the functional food industry. We are very excited to add him to the team," said Mr. Henri Harland, President & CEO of Neptune.

About Thierry Houillion

Mr. Houillion brings over 22 years of food industry experience including three years as the CEO with Danone Waters of Canada, two years as the CEO of Danone Tunisia and seven years as the CEO of Danone Yogurt Canada during which time Danone was transformed from a regional producer to a national leader. During his tenure with Danone, Mr. Houillion attained an exceptional background in management processes, marketing, quality control and knowledge of the food industry.

Mr. Houillon holds a Scientific Baccalaureate from Belfort, France, a Degree from the International Commerce Academy in Paris, France and a Master's in Finance from Paris-Dauphine University.

In conjunction with the board appointment, Mr. Houillion will be granted 40,000 stock options at $3.00 for a 5-year term. The options will vest over 2 years. These securities have been allocated by Neptune to facilitate commitment, compensation, and alignment with shareholder interests.

About Neptune Technologies & Bioressources Inc.

http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract(TM)). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

%SEDAR: 00015144E

/For further information: Grant Howard, David Gordon, The Howard Group Inc., Toll Free: 1-888-221-0915, Info(at)howardgroupinc.com; Corporate Contact: Andre Godin, V.P Administration and Finance, Neptune Technologies & Bioressources Inc., 1-888-664-9166, andreg(at)neptunebiotech.com/ (NTB.)

CO:  NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

CNW 09:00e 26-SEP-06